Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Fanbase Social Media, Inc.
976 Jefferson St. NW Suite I
Atlanta, GA 30318
fanbase.app

Up to $1,069,996.00 in Class B Non-Voting Common Stock at $4.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Fanbase Social Media, Inc.
Address: 976 Jefferson St. NW Suite I, Atlanta, GA 30318
State of Incorporation: DE
Date Incorporated: October 01, 2019

Terms:

Equity

Offering Minimum: $10,000.00 | 2,500 shares of Class B Non-Voting Common Stock
Offering Maximum: $1,069,996.00 | 267,499 shares of Class B Non-Voting Common Stock
Type of Security Offered: Class B Non-Voting Common Stock
Purchase Price of Security Offered: $4.00
Minimum Investment Amount (per investor): $256.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

<u>**Investment Incentives and Bonuses***</u>

<u>**Time-Based:**</u>

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 15% bonus shares

Super Early Bird Bonus

Invest within the first week and receive additional 10% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an additional 5% bonus shares

<u>**Amount-Based Perks:**</u>

$500+ | Bronze Tier

Early Access to new Fanbase features on the platform and 10,000 loves to use on Fanbase.

$1,000+ | Silver Tier

Early access to new Fanbase features on the platform, a verified profile, and 20,000 loves to use on Fanbase.

$2,500+ | Gold Tier

Early access to new features on the platform, a verified profile, and 30,000 loves to use on Fanbase.

$5,000+ | Platinum Tier

5% bonus shares, early access to new features on the platform, a verified profile, and 50,000 loves to use on Fanbase.

$10,000+ | Diamond Tier

10% bonus shares, early access to new features on the platform, early adopter profile badge, 75,000 loves, and access to a private dinner for Diamond level investors with Founder and Executive Team. *Transportation and lodging not included.

All perks occur when the offering is completed.

<u>**The 10% Bonus for StartEngine Shareholders**</u>

Fanbase Social Media, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $4.00 / share, you will receive 110 shares of Class B Non-Voting Common Stock, meaning you'll own 110 shares for $4.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Fanbase is a subscription-based social network that allows users to follow creators for FREE and also subscribe to the same user for the recurring price of $3.99 a month to exclusive content they create.

Fanbase also provides the ability to "Like" and "Love" content. "Likes" are FREE engagement but when you "Love" a post you tip the content creator half a penny. Users buy "Love" in packs of 100, 500, or 1000 for .99¢, $4.99, and $9.99. Use "Love" for photos, unlocking exclusive posts one at a time or gifting while a user is broadcasting

live. Everyone can create a Fanbase profile and monetize their own content. The platform takes 20% of all revenue from in-app purchases generated by users buying subscriptions and loves.

Fanbase was originally founded as an LLC in Georgia in December 2018 and converted from an LLC to C-Corp on October 4th, 2019.

Competitors and Industry

In general, subscription-based services are exploding. The subscription video, music, content, and gaming market generated $28 Billion in 2019. With Fanbase wcreating a subscriber relationship directly with the users creates the opportunity to tap into all of these markets on one platform.

Dominate players in the content subscription space include:

- OnlyFans

- Patreon

Patreon Earned $35 million in revenue in 2018 with a public valuation of $450 million. As of September 2020, its current valuation is $1.2 Billion. This rapid growth is attributed to the inability for creatives to make money during the Covid-19 crisis. With no definitive end to this pandemic in sight and large scale events delayed to fall 2021, the immediate demand for artists, creatives, and brands to earn revenue is needed.

Both Patreon and OnlyFans operate in different and niche markets. First, neither are also social networks in addition to paid subscription services, and second, because OnlyFans also allows pornography on its platform which we believe limits its scalability.

In our view, Fanbase separates itself from these competitors is our design to bring content monetization, gamification, and conversation to one singular social network.

Current Stage and Roadmap

Fanbase launched December of 2018 and was founded in Atlanta, Ga. As a company, we spent the past year and a half observing authentic user discovery (AUD). AUD means we let users organically discover the application without spending marketing dollars to acquire customers. During this time, we have verified proof of concept with no outside investments raised. In addition, we have built a market-ready application that is currently only available in the iOS app store in the US.

The company has 5 employees.in As of today, has grown to 14,000 users with consistent additions in functionality along the way. Looking to the future, our plans for next year are to continue to develope our product with an Android version while launching in more countries as we continue to grow.

The Team

Officers and Directors

Name: Isaac Hayes III

Isaac Hayes III's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Excecutive Officer
  Dates of Service: April 01, 2018 - Present
  Responsibilities: Customary Responsibilities of Chief Executive Officer such as leading the company in managing all aspects of the business. Isaac receives an annual compensation of $1.00. Fanbase is Mr. Hayes primary role.

- **Position:** Founder
  Dates of Service: March 14, 2018 - Present
  Responsibilities: Founder of the company and primary shareholder

Other business experience in the past three years:

- **Employer:** Isaac Hayes Enterprises
  Title: CEO
  Dates of Service: December 18, 2013 - Present
  Responsibilities: Manage the name, image, likeness and intellecual assets of the late Isaac Hayes.

Other business experience in the past three years:

- **Employer:** Chartcontrol LLC
  Title: Owner
  Dates of Service: March 03, 2006 - Present
  Responsibilities: Songwriter/ Producer

Other business experience in the past three years:

- **Employer:** Ike Father Ike Son Music
  Title: Publisher
  Dates of Service: March 11, 2006 - Present
  Responsibilities: Songwriter/ Administartor

Name: Ramiro Canovas

Ramiro Canovas's current primary role is with Consultr. Ramiro Canovas currently

services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technolgy Officer
  Dates of Service: May 01, 2018 - Present
  Responsibilities: Handle all conceptual and technological development. Ramiro receieves $0.00 compensation for this role.

Other business experience in the past three years:

- **Employer:** Consultr
  Title: Founder and CEO
  Dates of Service: January 18, 2012 - Present
  Responsibilities: Lead Digital Agency specialized in Web, Mobile & Digital Marketing. Serve as Technical Director for advanced projects. Manage a team of full stack developers and designers.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company also referred to as "we", "us", "our", or "Fanbase" involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product,

that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

CERTAIN INVESTMENT RISK FACTORS
AN INVESTMENT IN THE COMPANY INVOLVES SIGNIFICANT RISK AND IS SUITABLE ONLY FOR PERSONS WHO ARE CAPABLE OF BEARING THE RISKS, INCLUDING THE RISK OF LOSS OF A SUBSTANTIAL PART OR ALL OF THEIR

INVESTMENT. CAREFUL CONSIDERATION OF THE FOLLOWING RISK FACTORS, AS WELL AS OTHER INFORMATION IN THESE OFFERING DOCUMENTS IS ADVISABLE PRIOR TO INVESTING. PROSPECTIVE INVESTORS SHOULD READ ALL SECTIONS OF THESE OFFERING DOCUMENTS AND ARE STRONGLY URGED AND EXPECTED TO CONSULT THEIR OWN LEGAL, TAX AND FINANCIAL ADVISERS BEFORE INVESTING IN THE SHARES. THE INFORMATION IN THESE OFFERING DOCUMENTS CONTAINS BOTH HISTORICAL AND FORWARD-LOOKING STATEMENTS. PLEASE BE ADVISED THAT THE COMPANY'S ACTUAL FINANCIAL CONDITION, OPERATING RESULTS AND BUSINESS PERFORMANCE MAY DIFFER MATERIALLY FROM THAT ESTIMATED BY THE COMPANY IN FORWARD-LOOKING STATEMENTS. THE COMPANY HAS ATTEMPTED TO IDENTIFY, IN CONTEXT, CERTAIN OF THE FACTORS THAT IT CURRENTLY BELIEVES COULD CAUSE ACTUAL FUTURE RESULTS TO DIFFER FROM THE COMPANY'S CURRENT EXPECTATIONS. THE DIFFERENCES MAY BE CAUSED BY A VARIETY OF FACTORS, INCLUDING BUT NOT LIMITED TO, ADVERSE ECONOMIC CONDITIONS, COMPETITORS (INCLUDING THE ENTRY OF NEW COMPETITORS), INADEQUATE CAPITAL, UNEXPECTED COSTS, LOWER REVENUES AND NET INCOME THAN ANTICIPATED, FLUCTUATION AND VOLATILITY OF THE COMPANY'S OPERATING RESULTS AND FINANCIAL CONDITION, INABILITY TO CARRY OUT MARKETING AND SALES PLANS, LOSS OF KEY EXECUTIVES OR OTHER PERSONNEL, AND OTHER RISKS THAT MAY OR MAY NOT BE REFERRED TO IN THESE RISK FACTORS.

Our business is at an early stage of development and we may not develop products or services that can be commercialized and we have a limited operating history.

On October 1, 2019, the Company was converted from a Georgia limited liability company to a Delaware C corporation in order to attract investors and generate growth equity. The Company's predecessor entity, Fanbase Media, LLC, began development of its application in July of 2018 and subsequently launched its application on December 5, 2018. Therefore, the Company has limited operating history upon which prospective Investors may evaluate its performance. Our business is at an early stage of development and launch of our platform. Because we have little operating history, you will have difficulty evaluating our business and future prospects and we cannot predict if or when we will achieve profitability.

As we are a development stage business, we have a limited operating history and are subject to risks of business development.

The Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of a new social media application and a corresponding base of users and paid subscribers.

Our planned business is inherently expensive, risky and may not be understood by or accepted in the marketplace, which could adversely affect our future value.

The business currently conducted by the Company is at an early stage and is

financially speculative. Furthermore, the number of users who may utilize our services and platform is difficult to forecast with accuracy. Our future success is dependent on the establishment of the market for our services and platform and our ability to capture a share of this market with the services and offerings we plan to develop.

We may not be able to recruit enough users to our platform

Our business depends on attracting users to post content that will generate paid subscribers and in-app purchases. We may be unable to attract a sufficient number of users to post content that generates enough subscribers to meet our revenue goals. We may not be able to sell enough subscriptions and in-app purchases to meet our revenue goals. We may not be able to sell the subscriptions for the price that we are seeking, and in such event we may be unable to meet our capital requirements. In addition, we may not be able to command the same subscription revenue that other platforms with equal amounts of subscribers command

Our competitors may recruit users away from our platform.

While we believe our platform offers a new model for content subscription and for payment to users, we may not be able to retain such users. In the event that users migrate from the Company's platform our operations and results will be adversely affected.

We may not be able to raise sufficient capital to execute the full worldwide launch of the Android application and any potential desktop applications.

The final costs for the full worldwide launch of the Android application to our platform are substantial. We may not be able to raise sufficient capital to cover the expenses needed for an extensive international launch of an Android application to our platform and in such event the Company's operations and results may be materially and adversely affected. Additionally, we may endeavor to launch a desktop application to our platform. The costs associated with such a launch may be substantial and we may not be able to raise sufficient capital to cover expenses associated with it, which could materially and adversely affect the Company's operating results.

Rapid growth may strain our resources.

We expect to experience significant and rapid growth in the scope and complexity of our business, which may place a significant strain on our senior management team and our financial and other resources. Such growth, if experienced, may expose us to greater costs and other risks associated with growth and expansion. We may be required to hire a broad range of additional employees, including other support personnel, among others, in order to successfully advance our operations. We may be unsuccessful in these efforts or we may be unable to project accurately the rate or timing of these increases. Our ability to manage our growth effectively will require us to continue to improve our operations, to improve our financial and management information systems, and to train, motivate, and manage our future employees. This growth may place a strain on our management and operational resources. The failure to develop and implement effective systems, or to hire and retain sufficient personnel for the performance of all of the functions necessary to effectively service and manage

our business, or the failure to manage growth effectively, could have a materially adverse effect on our business, financial condition, and results of operations. In addition, difficulties in effectively managing the budgeting, forecasting, and other process control issues presented by such a rapid expansion could harm our business, financial condition, and results of operations.

Our risk management efforts may not be effective which could result in unforeseen losses.

We could incur substantial losses and our business operations could be disrupted if we are unable to effectively identify, manage, monitor, and mitigate financial risks and operational risks related to our business, assets and liabilities. Our risk management policies, procedures, and techniques, may not be sufficient to identify all of the risks to which we are exposed, mitigate the risks we have identified or identify additional risks to which we may become subject in the future.

We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

The timing and amount of revenues will impact our use of proceeds of this offering. Our management will have broad discretion in determining how the proceeds of the offering will be used. Our management will have considerable discretion in the application of the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. Investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, results of operations and prospects could be harmed, and the market price or value of the Class B Non-Voting Common Stock of the Company (the "Common Stock") could decline.

Prospective Investors must undertake their own due diligence.

The Subscription Agreement, including the exhibits thereto (the "Offering Documents") include limited information regarding the Company, our current and future business and operations, our management and our financial condition. The Offering Documents are not meant to contain an exhaustive discussion regarding our Company. We cannot guarantee a prospective investor that the abbreviated nature of the Offering Documents will not omit to state a material fact which a prospective investor may believe to be an important factor in determining if an investment in the Common Stock offered hereby is appropriate for such Investor. As a result, prospective investors are required to undertake their own due diligence of the Company, our current and proposed business and operations, our management and our financial condition to verify the accuracy and completeness of the information we are providing in the Offering Documents.

Stockholders may lose their entire investment if we fail to implement our business plan.

We have no demonstrable operations record on which you can evaluate our business and prospects. Our prospects must be considered in light of the risks, uncertainties, expenses, and difficulties frequently encountered by companies in their early stages of

development. These risks include, without limitation, competition, the absence of ongoing revenue streams, somewhat inexperienced management and lack of brand recognition. We cannot guarantee that we will be successful in executing our business plan. If we fail to implement and create a base of operations for our proposed business, we may be forced to cease operations, in which case stockholders may lose their entire investment.

There may be unanticipated obstacles to execution of our business plan.
Our proposed plan of operation and prospects will depend largely upon our ability to successfully establish our platform, including both the existing Apple application and the planned Android application in a timely fashion, retain and continue to hire skilled management, technical, marketing, and other personnel, and attract and retain a significant number of users. There can be no assurance that we will be able to successfully implement our business plan or develop or maintain future business relationships, or that unanticipated expenses, problems or technical difficulties which would result in material delays in implementation will not occur.

We are susceptible to adverse economic conditions.
While we intend to finance our operations and growth of our business from funding and cash flow from operations, if adverse economic conditions persist or worsen, we could experience a decrease in cash flow from operations attributable to reduced demand for our products and services and, as a result, we may need to acquire additional financing for our continued operation and growth. There can be no assurance that alternative financing on acceptable terms would be available to the Company.

We may face significant competition from other social media platforms and digital apps and our operating results will suffer if we fail to compete effectively.
Our business operates in a highly competitive market. Competition presents an ongoing threat to the success of our business. We compete with companies that provide social, media, and communication products and services that are designed to engage users on the web, mobile devices and online generally. The main competition for Fanbase includes other similar, existing social media platforms. Many of our competitors and potential competitors have greater financial resources and other resources, including research and development, technology, programming, testing, regulatory compliance, and marketing capabilities and, as a result, our competitors may develop more competitive or affordable products or services, or achieve earlier product and service commercialization than we are able to achieve. These factors also may allow our competitors to respond more effectively than us to new or emerging technologies and changes in market conditions. We face significant competition in every aspect of our business, including from companies that facilitate communication and the sharing of content and information and companies that distribute video and other forms of media content. We compete with companies that offer products across broad platforms that replicate capabilities we provide. Some of our competitors may be domiciled in different countries and subject to political, legal, and regulatory regimes that enable them to compete more effectively than us. Those users in our target market are aware of and actively engaging with other social media similar to our

platform. In the event that users increasingly engage with other social media, we may experience difficulty attracting sufficient users or a decline in use and engagement in key user demographics or more broadly, in which case our business would likely be harmed. Our competitors may develop products, features, or services that are similar to ours or that achieve greater market acceptance, may undertake more far-reaching and successful product development efforts or marketing campaigns, or may adopt more aggressive pricing policies. Some competitors may gain a competitive advantage against us in areas where we operate, including: by making acquisitions; or by integrating competing platforms, applications, or features into products they control such as mobile device operating systems, search engines, browsers, or e-commerce platforms. As a result, our competitors may acquire and engage users or generate other revenue at the expense of our own efforts, which may negatively affect our business and financial results. We believe that our ability to compete effectively depends upon many factors both within and beyond our control, including: • the popularity, usefulness, ease of use, performance, and reliability of our application compared to our competitors' applications; • the size and composition of our user base; • the engagement of users with our application and competing social media; • our safety and security efforts and our ability to protect user data and to provide them with control over their data; • our ability to distribute our application to new users; • our ability to monetize our application; • customer service and support efforts; • our ability to establish and maintain user interest in integrating their content on our platform; • changes mandated by legislation, regulatory authorities, or litigation, some of which may have a disproportionate effect on us; • acquisitions or consolidation within our industry, which may result in more formidable competitors; • our ability to attract, retain, and motivate talented employees, particularly software engineers, designers, and product managers; • our ability to cost-effectively manage and grow our operations; and • our reputation and brand strength relative to those of our competitors. If we are not able to compete effectively, the level of engagement of our base of users may not grow or may shrink, and our revenue and results of operations may be materially and adversely affected.

We will need additional capital to fund our operations, which, if obtained, could result in substantial dilution or significant debt service obligations. We may not be able to obtain additional capital on commercially reasonable terms, which could adversely affect our liquidity and financial position.

The Company (via its predecessor entity) began development of its application in July of 2018 and launched its application on December 5, 2018, and even after this $10,000 offering, if we are able to create revenues, we will need to raise additional capital. In order to continue operating, we will need to obtain additional financing, either through borrowings, private offerings, or some type of business combination, such as a merger, or buyout, and there can be no assurance that we will be successful in such pursuits. We may be unable to acquire the additional funding necessary to continue operating. Accordingly, if we are unable to generate adequate cash from operations, and if we are unable to find sources of funding, it may be necessary for us to sell all or a portion of our assets, enter into a business combination, or reduce or eliminate operations. These possibilities, to the extent available, may be on terms that result in

significant dilution to our stockholders or that result in our stockholders losing all of their investment in our Company.

The volatile credit and capital markets could have a material adverse effect on our financial condition.
Our ability to manage our future debt will be dependent on our level of positive cash flow. An economic downturn may negatively impact our cash flows. Credit and capital markets can be volatile, which could make it more difficult for us to refinance our debt or to obtain additional debt or equity financings in the future. Such constraints could increase our costs of borrowing and could restrict our access to other potential sources of future liquidity. Our failure to have sufficient liquidity to make interest and other payments required by our debt could result in a default of such debt and acceleration of our borrowings, which would have a material adverse effect on our business and financial condition.

The Common Stock constitute restricted securities and is subject to limited transferability
The Common Stock should be considered a long-term, illiquid investment. The Common Stock has not been registered under the Securities Act, and cannot be sold without registration under the Securities Act or any exemption from registration. In addition, the Common Stock is not registered under any state securities laws that would permit its transfer. Because of these restrictions and the absence of an active trading market for our securities, a stockholder will likely be unable to liquidate an investment even though other personal financial circumstances would dictate such liquidation. The Stockholder Agreement to which each investor will become a party also contains contractual restrictions that restrict, and in many cases eliminate, the ability of an investor to sell, pledge or otherwise transfer any of its Common Stock.

There is no public trading market for our Common Stock.
There is no established public trading marketing for the Common Stock and there can be no assurance that one will ever develop. Investors may not be able to liquidate their investment or liquidate it at a price that reflects the value of the business or the cost of their investment. As a result, holders of our securities may not find purchasers for our securities should they attempt to sell securities held by them. Only accredited investors or institutions with no need for immediate short-term liquidity should purchase the Common Stock.

Information technology system failures or breaches of our network security could interrupt our operations and adversely affect our business.
We rely on our computer systems and network infrastructure across our operations. Our operations depend upon our ability to protect our computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses and other disruptive problems. Any damage or failure of our computer systems or network infrastructure that causes an interruption in our operations could have a material adverse effect on our business and subject us to litigation or to actions by regulatory authorities. We are continuing to develop our

information technology capabilities. If we are unable to successfully upgrade or expand our technological capabilities, we may not have the ability to take advantage of market opportunities, manage our costs and transactional data effectively, satisfy customer requirements, execute our business plan or respond to competitive pressures.

The success of our business strategy depends on our continued ability obtain and to use trademarks and service marks in order to increase brand awareness and develop our branded offerings.

If our efforts to protect our intellectual property are not adequate, or if any third-party misappropriates or infringes on our intellectual property, whether in print, on the Internet or through other media, the value of our brands may be harmed, which could have a material adverse effect on our business, including the failure of our brands and branded offerings to achieve and maintain market acceptance. There can be no assurance that all of the steps we have taken to protect our intellectual property in the United States and in foreign countries will be adequate. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent, as do the laws of the United States.

We depend on Mr. Hayes as our chief executive officer and on Mr. Cánovas as our chief technology officer, the loss of whom could materially harm our business.

We rely upon the accumulated knowledge, skills and experience of Mr. Hayes as our chief executive officer and on Mr. Cánovas as our chief technology officer. If they were to leave us or become incapacitated, we likely would suffer in our planning and execution of business strategy and operations, impacting our brand and financial results. We also do not maintain any key man life insurance or lump sum disability insurance policies for Mr. Hayes or Mr. Cánovas.

We depend on Mr. Hayes as our chief executive officer and on Mr. Cánovas as our chief technology officer for the day-to-day operations of the Company and our business, and on ConsultR as the entity responsible for our application development.

The day-to-day operations of the Company will be the responsibility of Mr. Hayes and Mr. Cánovas. ConsultR is responsible for the current and future development of our application. There can be no assurance that they, or any successor, will be able to operate the business successfully or develop the application further, as the case may be. There can be no assurance that the management team of the business on the effective date the investment is made will remain the same or continue to be affiliated with the business throughout the period the investment is held.

If we are unable to recruit additional executives and personnel, we may not be able to execute our forecast business strategy and our growth may be hindered.

Our success largely depends on the performance of our management team and other key personnel and our ability to continue to recruit qualified senior executives and other key personnel. Competition for senior management and technology personnel is intense and there can be no assurance that we will be able to retain our personnel or attract additional qualified personnel. The loss of a member of senior management may require the remaining executive officers to divert immediate and substantial

attention to fulfilling his or her duties and to seeking a replacement. We may not be able to continue to attract or retain such personnel in the future. Any inability to fill vacancies in our senior executive positions on a timely basis could impair our ability to implement our business strategy, which would harm our business and results of operations. Other than with Mr. Cánovas, our chief technology officer, we do not have employment agreements with any of our executives currently and there can be no assurance that we will be successful in retaining their services. A diminution or loss of their services could significantly harm our business, prospects, financial condition and results of operations.]

Because we will likely issue additional shares of our [capital stock], investment in the Company could be subject to substantial dilution.
. Investors' interests in the Company will be diluted and investors may suffer dilution in their net book value per share when we issue additional shares. We are authorized to issue 150,000,000 shares of Common Stock. We anticipate that all or at least some of our future funding, if any, will be in the form of equity financing from the sale of our Common Stock. If we do sell or issue more Common Stock, investors' investment in the Company will be diluted. Dilution is the difference between what you pay for your stock and the net tangible book value per share immediately after the additional shares are sold by us. If dilution occurs, any investment in the Common Stock could decline in value substantially.

Members of our Board and our executive officers will have other business interests and obligations to other entities.
None of our directors or our executive officers will be required to manage the Company as their sole and exclusive business focus and they may have other business interests and may engage in other activities in addition to those relating to the Company, provided that such activities do not compete with the business of the Company or otherwise breach their agreements with the Company. We are dependent on our directors and executive officers to successfully operate our Company. Their other business interests and activities could divert time and attention from operating our business.

Our Articles and Bylaws contain provisions indemnifying our officers and directors against all costs, charges and expenses incurred by them.
Our Articles and Bylaws contain provisions with respect to the indemnification of our officers and directors against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by them, including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which they are made parties by reason of their being or having been our directors or officers.

The projections and only management's estimates of future results based on assumptions made at the time the projections were developed.
There can be no assurance that the projected results will be obtained, and actual results may vary significantly from the projections. General economic conditions and many other factors that are not predictable can have a material adverse impact on the

reliability of projections.

Legal, tax and regulatory changes could occur during the term of the Company that may adversely affect the Company or the Investor.
New and existing regulations and burdens of regulatory compliance may directly impact the business and operating results of, or otherwise have a material adverse effect on, the Company. Failure to comply with any of these laws, rules and regulations, some of which are subject to interpretation and may be subject to change, could result in a variety of adverse consequences, including civil penalties and fines, which may have material adverse effects.

Our failure to retain and add users would materially adversely affect the Company.
If we fail to retain and add users, or if users decrease their level of engagement with the Company's application, then our revenue, financial results, and business may be significantly harmed. The number of the Company's users and their level of engagement with our application are critical to our success. The Company's financial performance will be significantly determined by its success in adding, retaining, and engaging active users on the Company's application. If people do not perceive our application to be useful, reliable, and trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement. Any number of factors could potentially negatively affect user retention, growth, and engagement, including if: • users engage with other competitive applications; • we fail to introduce new features that users find engaging and attractive or if we introduce new products or services that are not favorably received; • users have difficulty installing, updating, or otherwise accessing our products on mobile devices; • user behavior on our application changes, including decreases in the quality and frequency of content shared on our application; • we are unable to continue to develop products for mobile devices that users find engaging, that work with a variety of mobile operating systems and networks, and that achieve a high level of market acceptance; • there are decreases in user sentiment due to questions and concerns about the quality or usefulness of our application or our data practices, or concerns related to privacy and sharing, safety, security, well-being, or other factors; • we are unable to obtain or attract engaging user content; • users adopt new technologies where our products may be displaced in favor of other social media or may not be featured or otherwise available; • there are changes mandated by legislation, regulatory authorities, or litigation that adversely affect our products or users; • there is decreased engagement with our products, or failure to accept our terms of service, as part of changes that we may implement in the future in connection with regulations, regulatory actions or otherwise; • technical or other problems prevent us from delivering our application in a rapid and reliable manner or otherwise affect the user experience, such as security breaches or failure to prevent or limit spam or similar content; • we adopt terms, policies, or procedures related to areas such as sharing, content, or user provider data that are perceived negatively by our users or the general public; • we elect to focus our product decisions on longer-term initiatives that do not prioritize near term user growth and engagement; • initiatives designed to attract and retain users and engagement are unsuccessful or discontinued, whether as a result of actions by us, third parties, or otherwise; • third-

party initiatives that may enable greater use of our products, including low-cost or discounted data plans, are discontinued; • there is decreased engagement with our products as a result of taxes imposed on the use of social media or other mobile applications in certain countries, or other actions by governments that may affect the accessibility of our products in their countries; • we fail to provide adequate customer service to users, developers, or other partners; and • we, or other partners and companies in our industry, are the subject of adverse media reports or other negative publicity, including as a result of our or their data practices and appropriateness of content on our platform; If we are unable to grow the number of users and their engagement with our application, our revenue and financial results may be adversely affected. Any decrease in user retention, growth, or engagement could render our products less attractive to other users which is likely to have a material and adverse impact on our revenue, business, financial condition, and results of operations.

Our user growth, engagement, and monetization on mobile devices depend upon effective operation with mobile operating systems, networks, technologies, products, and standards that we do not control.

Our success will be heavily dependent upon content access and sharing through mobile devices. There is no guarantee that popular mobile devices will feature our products, or that mobile device users will use our platform rather than competing products. We are dependent on the interoperability of our platform with popular mobile operating systems, networks, technologies, products, and standards that we do not control, such as the iOS operating system, the Android operating system, and mobile browsers. Any changes, bugs, or technical issues in such systems, or changes in our relationships with mobile operating system partners, or in their terms of service or policies that degrade our platform's functionality, reduce or eliminate our ability to distribute content, or give preferential treatment to competitive products or platforms could adversely affect the usage of our platform and monetization on mobile devices. Additionally, in order to deliver high quality mobile products, it is important that our platform works well with a range of mobile technologies, products, systems, networks, and standards that we do not control. We may not be successful in maintaining or developing relationships with key participants in the mobile ecosystem or in developing a platform that operates effectively with these technologies, products, systems, networks, or standards. In the event that it is more difficult for our users to access and use our platform on their mobile devices, or if our users choose not to access or use our platform on their mobile devices or use mobile products that do not offer access to our platform, our user growth and engagement could be harmed. From time to time, we may also take actions regarding the distribution of our platform or the operation of our business based on what we believe to be in our long-term best interests. Such actions may adversely affect our users and our relationships with the operators of mobile operating systems, or other business partners, and there is no assurance that these actions will result in the anticipated long-term benefits. In the event that our users are adversely affected by these actions or if our relationships with such third parties deteriorate, our user growth, engagement, and monetization could be adversely affected and our business could be harmed.

Actions by governments that restrict access to social media in their countries could

substantially harm our business and financial results.

Governments of one or more countries in which we intend to operate may seek to censor content available on our platform in their country, restrict access to our platform from their country entirely, or impose other restrictions that may affect the accessibility of our platform in their country for an extended period of time or indefinitely. In addition, government authorities in other countries may seek to restrict user access to our platform if they consider us to be in violation of their laws or a threat to public safety or for other reasons. In the event that content shown on our platform is subject to censorship, access to our platform is restricted, in whole or in part, in one or more countries, or other restrictions are imposed on our platform, or our competitors are able to successfully penetrate new geographic markets or capture a greater share of existing geographic markets that we cannot access or where we face other restrictions, our ability to grow the number of our users and their engagement may be adversely affected. As a result, we may not be able to grow our revenue as anticipated, and our financial results could be adversely affected.

Security breaches and improper access to or disclosure of our data or user data, or other hacking and phishing attacks on our systems, could adversely affect our business.

Our industry is prone to cyber-attacks by third parties seeking unauthorized access to our data or users' data or to disrupt our ability to provide our platform. Our use of cloud-based services could also increase the risk of security breaches as cyber-attacks on cloud environments are increasing to almost the same level as attacks on traditional information technology systems. Any failure to prevent or mitigate security breaches and improper access to or disclosure of our data or user data, including personal information, content, or payment information from users could result in the loss or misuse of such data, which could harm our business. In addition, computer malware, viruses, social engineering (predominantly spear phishing attacks), and general hacking have become more prevalent in our industry, and may occur on our systems in the future. We may encounter attempts to create false or undesirable user accounts, or take other actions on our platform for purposes such as spamming, spreading misinformation, or other objectionable ends. Our efforts to address undesirable activity on our platform may also increase the risk of retaliatory attacks. Such attacks may cause interruptions to the services we provide, degrade the user experience, cause users to lose confidence and trust in our platform, impair our internal systems, or result in financial harm to us. Our efforts to protect our company data or the information we receive may also be unsuccessful due to software bugs or other technical malfunctions; employee, contractor, or vendor error or malfeasance; government surveillance; or other threats that evolve. In addition, third parties may attempt to fraudulently induce employees or users to disclose information in order to gain access to our data or our users' data. Cyber-attacks continue to evolve in sophistication and volume, and inherently may be difficult to detect for long periods of time. Although we have developed systems and processes that are designed to protect our data and user data to prevent data loss, to disable undesirable accounts and activities on our platform, and to prevent or detect security breaches, we cannot assure you that such measures will provide absolute security, and we may incur

significant costs in protecting against or remediating cyber-attacks. Affected users or government authorities could initiate legal or regulatory actions against us in connection with any actual or perceived security breaches or improper disclosure of data, which could cause us to incur significant expense and liability or result in orders or consent decrees forcing us to modify our business practices. Such incidents or our efforts to remediate such incidents may also result in a decline in our active user base or engagement levels. Any of these events could have a material and adverse effect on our business, reputation, or financial results.

Our financial results may fluctuate and are difficult to predict.
We have a limited operating history, which makes it difficult to forecast our future financial results. Accordingly, you should take into account the risks and uncertainties frequently encountered by early-stage companies in rapidly evolving markets. Our financial results in any given period can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, including: • our ability to grow the number of our users and their engagement; • the pricing of our platform; • our ability to generate revenue from payments made by users, or other products we may introduce in the future; • changes to our platform or the development and introduction of new products or services by us or our competitors; • user behavior or changes to our platform that may reduce traffic to our platform; • increases in marketing, sales, and other operating expenses that we will incur to grow and expand our operations; • costs related to our safety, security, and content review efforts; • our ability to obtain equipment, components, and labor for our operations in a timely and cost-effective manner; • system failures or outages or government blocking, which could prevent us from operating for any period of time; • breaches of security or privacy, and the costs associated with any such breaches and remediation; • changes in the manner in which we distribute our platform or inaccessibility of our platform due to third-party actions; • fees paid to users or third parties for content; • adverse litigation judgments, settlements, or other litigation-related costs; • changes in the legislative or regulatory environment, including with respect to privacy and data protection, or actions by governments or regulators, including fines, orders, or consent decrees; • the overall tax rate for our business; • the impact of changes in tax laws or judicial or regulatory interpretations of tax laws, which are recorded in the period such laws are enacted or interpretations are issued, and may significantly affect the effective tax rate of that period; • changes in U.S. generally accepted accounting principles; and • changes in global business or macroeconomic conditions.

Our business is subject to complex and evolving U.S. and foreign laws and regulations regarding privacy, data protection, content, competition, consumer protection, and other matters.
Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in the number of our users or their engagement, or otherwise harm our business. We are subject to a variety of laws and regulations in the United States and abroad that involve matters central to our business, including privacy, data protection and personal information, rights of publicity, content, intellectual property, distribution, data security, data retention and

deletion, electronic contracts and other communications, competition, protection of minors, consumer protection, telecommunications, product liability, taxation, economic or other trade prohibitions or sanctions, securities law compliance, and online payment services. The introduction of new products, expansion of our activities in certain jurisdictions, or other actions that we may take may subject us to additional laws, regulations, or other government scrutiny. In addition, foreign data protection, privacy, content, competition, and other laws and regulations can impose different obligations or be more restrictive than those in the United States. These U.S. federal, state, and foreign laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate, and may be interpreted and applied inconsistently from country to country and inconsistently with our current policies and practices. For example, regulatory or legislative actions affecting the manner in which we display content to our users or obtain consent to various practices could adversely affect the growth in the number of users and their engagement. Such actions could affect the manner in which we provide our services or adversely affect our financial results. We are also subject to laws and regulations that dictate whether, how, and under what circumstances we can transfer, process and/or receive certain data that is critical to our operations, including data shared between countries or regions in which we operate and data shared among our products and services. If one or more of the legal bases for transferring data from Europe to the United States is invalidated, if we are unable to transfer data between and among countries and regions in which we may operate, or if we are restricted from sharing data among our products and services, it could affect the manner in which we provide our services, which could adversely affect our financial results. Proposed or new legislation and regulations could also significantly affect our business. For example, the European General Data Protection Regulation (GDPR) took effect in May 2018 and will apply to our platform used by people in Europe. The GDPR includes operational requirements for companies that receive or process personal data of residents of the European Union that are different from those previously in place in the European Union. In addition, the GDPR requires submission of breach notifications to a designated European privacy regulator and includes significant penalties for non-compliance with the notification obligation as well as other requirements of the regulation. The California Consumer Privacy Act, or AB 375, was also recently passed and creates new data privacy rights for users, effective in 2020. Similarly, there are a number of legislative proposals in the European Union, the United States, at both the federal and state level, as well as other jurisdictions that could impose new obligations in areas affecting our business. In addition, some countries are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements that could increase the cost and complexity of delivering our services. These laws and regulations, as well as any associated inquiries or investigations or any other government actions, may be costly to comply with and may delay or impede the development of our platform, result in negative publicity, increase our operating costs, require significant management time

and attention, and subject us to remedies that may harm our business, including fines or demands or orders that we modify or cease existing business practices.

We may not be able to protect our intellectual property and if successful claims are brought against us, we may incur substantial liability.
We may infringe on intellectual property rights of others. If we are unable to protect our intellectual property, the value of our brands and other intangible assets may be diminished, and our business may be adversely affected. While we rely and expect to continue to rely on a combination of confidentiality, assignment, and license agreements with our employees, consultants, and third parties with whom we have relationships, as well as trademark, copyright, patent, trade secret, and domain name protection laws, to protect our intellectual property rights, there can be no assurance that such these agreements and laws will be sufficient to protect our intellectual property. Third parties may knowingly or unknowingly infringe our intellectual property rights, third parties may challenge intellectual property rights held by us, and pending and future trademark and patent applications may not be approved. In addition, effective intellectual property protection may not be available in every country in which we intend to operate our business. In any or all of these cases, we may be required to expend significant time and expense in order to prevent infringement, enforce our rights or defend claims that we are infringing the rights of others. Although we generally intend to take measures to protect our intellectual property rights, there can be no assurance that others will not offer products or concepts that are substantially similar to ours and that compete with our business. If the protection of our intellectual property rights is inadequate to prevent unauthorized use or appropriation by third parties, the value of our brand and other intangible assets may be diminished and competitors may be able to more effectively mimic our products, services, and methods of operations. Any of these events could have an adverse effect on our business and financial results.

We could, in the future, be party to patent lawsuits and other intellectual property rights claims that are expensive and time consuming and, if resolved adversely, could have a significant impact on our business, financial condition, or results of operations.
Companies in the Internet, technology, and media industries own large numbers of patents, copyrights, trademarks, and trade secrets, and frequently enter into litigation based on allegations of infringement, misappropriation, or other violations of intellectual property or other rights. In addition, various "non-practicing entities" that own patents and other intellectual property rights often attempt to aggressively assert their rights in order to extract value from technology companies. Defending patent and other intellectual property litigation is costly and can impose a significant burden on management and employees, and there can be no assurances that favorable final outcomes will be obtained. In addition, plaintiffs may seek, and we may become subject to, preliminary or provisional rulings in the course of any such litigation, including potential preliminary injunctions requiring us to cease some or all of our operations. We may decide to settle such lawsuits and disputes on terms that are unfavorable to us. Similarly, if any litigation to which we are a party is resolved adversely, we may be subject to an unfavorable judgment that may not be reversed upon appeal. The terms of such a settlement or judgment may require us to cease

some or all of our operations or pay substantial amounts to the other party. In addition, we may have to seek a license to continue practices found to be in violation of a third party's rights, which may not be available on reasonable terms, or at all, and may significantly increase our operating costs and expenses. As a result, we may also be required to develop alternative non infringing technology or practices, or discontinue the practices. The development of alternative non-infringing technology or practices could require significant effort and expense or may not be feasible. Our business, financial condition, and results of operations could be adversely affected as a result of an unfavorable resolution of any potential disputes and/or litigation referred to above. Our business is dependent on our ability to maintain and scale our technical infrastructure, and any significant disruption in our service could damage our reputation, result in a potential loss of users and their engagement, and adversely affect our financial results. Our reputation and ability to attract, retain, and serve our users is dependent upon the reliable performance of our platform and our underlying technical infrastructure. We may in the future experience interruptions in the availability or performance of our platform from time to time. Our systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to our business. If our platform is unavailable when users attempt to access it, or if it does not load as quickly as expected, users may not use our platform as often in the future, or at all. It is possible that we may fail to effectively scale and grow our technical infrastructure to accommodate increased demands, which may adversely affect our user engagement. In addition, our business may be subject to interruptions, delays, or failures resulting from earthquakes, fires, adverse weather conditions, other natural disasters, power loss, terrorism, geopolitical conflict, cyber-attacks, or other catastrophic events. If such an event were to occur, users may be subject to service disruptions or outages and we may not be able to recover our technical infrastructure and user data in a timely manner to restart or provide our services, which may adversely affect our financial results. A substantial portion of our network infrastructure is provided by third parties. Any disruption or failure in the services we receive from these providers could harm our ability to handle existing or increased traffic and could significantly harm our business. Any financial or other difficulties these providers face may adversely affect our business, and we exercise little control over these providers, which increases our vulnerability to problems with the services they provide.

Our platform's internal systems rely on software that is highly technical, and if it contains undetected errors or vulnerabilities, our business could be adversely affected.
Our platform's internal systems rely on software, including software developed or maintained internally or by third parties, that is highly technical and complex. In addition, our platform's internal systems depend on the ability of such software to store, retrieve, process, and manage immense amounts of data. The software on which we rely may contain undetected errors, bugs, or vulnerabilities. Some errors may only be discovered after the code has been released for external or internal use. Errors, vulnerabilities, or other design defects within the software on which we rely may result in a negative experience for users, delay product introductions or enhancements, result in targeting, measurement, or billing errors, compromise our

ability to protect the data of our users or our intellectual property or lead to reductions in our ability to provide some or all of our services. In addition, any errors, bugs, vulnerabilities, or defects discovered in the software on which we rely, and any associated degradations or interruptions of service, could result in damage to our reputation, loss of users, loss of revenue, or liability for damages, any of which could adversely affect our business and financial results.

Our reputation and relationships with users would be harmed if their data, particularly billing data, were to be accessed by unauthorized persons.

We maintain personal data regarding our users. This data is maintained on our own systems as well as that of third parties we use in our operations. With respect to billing data, such as credit card numbers, third parties we use in our operations rely on encryption and authentication technology to secure such information. We, along with third parties we use in our operations, take measures to protect against unauthorized intrusion into our users' data. Despite these measures we, our third-party payment processing services, or other third-party services we use could experience an unauthorized intrusion into our users' data. In the event of such a breach, current and potential users may become unwilling to provide the information to us necessary for them to remain or become users. We also may be required to notify regulators about any actual or perceived data breach (including the EU Lead Data Protection Authority) as well as the individuals who are affected by the incident within strict time periods. Additionally, we could face legal claims or regulatory fines or penalties for such a breach. The costs relating to any data breach could be material, and we currently do not carry insurance against the risk of a data breach. Should an unauthorized intrusion into our users' data occur, our business could be adversely affected and our larger reputation with respect to data protection could be negatively impacted.

Third parties we use in our operations are subject to payment processing risk.

Our users pay for our service using a variety of different payment methods, including credit and debit cards, prepaid cards, direct debit, online wallets and direct carrier and partner billing. We rely on internal systems as well as those of third parties to process payment. Acceptance and processing of these payment methods are subject to certain rules and regulations and require payment of interchange and other fees. To the extent there are increases in payment processing fees, material changes in the payment ecosystem, such as large re-issuances of payment cards, delays in receiving payments from payment processors, changes to rules or regulations concerning payment processing, loss of payment partners and/or disruptions or failures in our payment processing systems or payment products, including products used to update payment information, our revenue, operating expenses and results of operation could be adversely impacted. In addition, we may encounter fraudulent use of payment methods, which could impact our results of operations and if not adequately controlled and managed could create negative consumer perceptions of our service. If we are unable to maintain our chargeback rate at acceptable levels, card networks may impose fines and our card approval rate may be impacted. The termination of our ability to process payments on any major payment method would significantly impair our ability to operate our business.

Changes in how network operators handle and charge for access to data that travel across their networks could adversely impact our business.

We rely upon the ability of consumers to access our service through the Internet. If network operators block, restrict or otherwise impair access to our platform over their networks, our service and business could be negatively affected. To the extent that network operators implement usage based pricing, including meaningful bandwidth caps, or otherwise try to monetize access to their networks by data providers, we could incur greater operating expenses and our user acquisition and retention could be negatively impacted.

Negative publicity could adversely affect our business and operating results.

Negative publicity about our industry, our Company, our platform, our users, content on our platform, even if inaccurate, could adversely affect our reputation and the confidence in, and the use of, our platform, which could harm our business and operating results. Harm to our reputation can arise from many sources, including employee misconduct, misconduct by our users, outsourced service providers or other counter-parties, failure by us or our users and other partners to meet minimum standards of appropriate content, service and quality and compliance failures and claims.

Taxation.

Changes in tax laws or tax rulings could materially affect our financial position, results of operations, and cash flows. The tax regimes we are subject to or operate under, including income and non-income taxes, are unsettled and may be subject to significant change. Changes in tax laws or tax rulings, or changes in interpretations of existing laws, could materially affect our financial position, results of operations, and cash flows.

The Common Stock is not a suitable investment for all prospective investors.

The Common Stock is being offered only to persons who meet certain suitability requirements. The fact that a prospective investor meets the suitability requirements established by us for this offering does not necessarily mean that an investment in us is a suitable investment for that investor. Each prospective Investor should consult with his own professional advisers before investing in us. Investors are not to construe the Offering Documents as constituting legal or tax advice. Before making any decision to invest in us, investors should read all of these Offering Documents, including all of its exhibits, and consult with their own investment, legal, tax and other professional advisors. Each investor is consenting to the risks and the conflicts of interest described or inherent in these Offering Documents.

We do not intend to pay dividends for the foreseeable future.

We do not intend to pay any dividends (in cash or otherwise) on our capital stock. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our Board.

The dual class structure of our common stock has the effect of giving complete voting

control of the Company to our Chief Executive Officer.

This voting structure will limit or preclude your ability to influence corporate matters. Holders of our Class A Voting Common Stock have one vote per share and holders of our Class B Non-Voting Common Stock have no voting rights. Stockholders who hold shares of Class A Voting Common Stock hold all of the voting power of our outstanding capital stock. Because holders of Class B Non-Voting Common Stock have no voting rights, the holders of our Class A Voting Common Stock collectively control all of the voting power of our common stock and therefore are able to control all matters submitted to our stockholders for approval. Additionally, the Company's board of directors will have responsibility for the Company's activities, and Investors will not be able to make investment or any other decisions concerning the management of the Company.

The interests of certain stockholders may be in conflict with the interests of other stockholders.

The stockholders of the Company, including the Investor, may have conflicting investment, tax and other interests with respect to their investment in the Company. The conflicting interests of individual stockholders may relate to or arise from, among other things, the nature of the investment and the timing of disposition thereof. As a consequence, conflicts of interest may arise in connection with the decisions made by the board of directors and stockholders, including with respect to the structuring of the investment in a manner that may be more beneficial for one stockholder, than for another stockholder, especially with respect to stockholders' individual tax situations.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Isaac Hayes III	4,750,000	Class A Voting Common Stock	100.0

The Company's Securities

The Company has authorized Class A Voting Common Stock, Class B Non-Voting Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 267,499 of Class B Non-Voting Common Stock.

Class A Voting Common Stock

The amount of security authorized is 42,500,000 with a total of 4,750,000 outstanding.

Voting Rights

Each holder of Class A Voting Common Stock shall be entitled to one vote for each share of Class A Voting Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote; provided, however, that except as otherwise required by law, holders of Class A Voting Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate Incorporation (including any amendment to designate the terms of any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more series, to vote thereon pursuant to this Certificate of Incorporation (including and amendment to designate the terms of any series of Preferred Stock) or pursuant to the DGCL.

Material Rights

There are no material rights associated with Class A Voting Common Stock.

Class B Non-Voting Common Stock

The amount of security authorized is 7,500,000 with a total of 250,000 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

There are no material rights associated with Class B Non-Voting Common Stock.

Preferred Stock

The amount of security authorized is 25,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

There are no material rights associated with Preferred Stock.

What it means to be a minority holder

As a minority holder of Class B Non-Voting Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class A Voting Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 8,500,000
  Use of proceeds: Issuance of shares to Founder.
  Date: September 30, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class B Non-Voting Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 1,400,000
  Use of proceeds: Issuance of shares to Founder.
  Date: September 30, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class B Non-Voting Common Shares
  Type of security sold: Equity
  Final amount sold: $10,000.00
  Number of Securities Sold: 50,000
  Use of proceeds: General business operations.
  Date: December 10, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 5,000,000
  Use of proceeds: Issuance of shares to Founder.
  Date: September 30, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2018 compared to Year ended December 31, 2019

Revenues

Though the company was formed in 2018 as an LLC, it did not start its operations until 2019 and transitioned to a C-Corp in October 2019. As of December 31, 2019, the company made $12,616 in revenues, which came as a percentage of purchases within the Apple App Store.

Cost of Revenues

The cost of revenues was $7,300 as of December 31, 2019, which represented direct payouts to recipients who have earned the monies from other application users.

Gross Margins

As of December 31, 2019, Gross margin was in the amount of $5,316.

Expenses

As of December 31, 2019, the Company's expenses included research and development of the company's application software that hosts its social media platform for an amount of $41,722, at 97% of total expenses and general and administrative consisting of contractors for an amount of $1,250 at 3%.

The Company's investment in developing its social media platform caused the company to incur a total loss of $37,657 as of December 31, 2019.

Historical results and cash flows:

The company had cash in the amount of $35,895 as of December 31, 2019. The Company intends to raise additional funds through equity financing. The following summarizes selected items of the cash flows statements.

Operating Activities

As of December 31, 2019, cash used in operating activities went up to $37,657 as of December 31, The increase in cash used in operating activities was mainly due to the Company's net loss.

Financing Activities

As of December 31, 2019, Cash provided by financing activities was $10,000 because of the issuance of the company's common stock to investors.

The Company's management is positive about the Company's prospects and does not think that these historical results are what investors should expect in the future. The Company intends to use the funds raised from this campaign to market the platform to new users by creating marketing content and hiring a team to assist in onboarding new users. The company is also the only social network to offer free and subscription-based paid content in the form of a mobile native application. The company has several prospective users coming on the board of the platform and is looking forward to gaining market shares, increasing its sales, and eventually making profits in the future.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of today September 30, 2020, the Company has $48,530 cash in the bank. The company's founder and CEO, Isaac Hayes III, intends to make advances/loans to the company to fund the company's operations if necessary.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds of this campaign will be our primary resource funds. They are needed to scale the business in a profitable fashion.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yes, the funds from this campaign are necessary to the viability of the company. 99% of these funds will make up what the company will have as operating capital.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We will be able to operate the company for approxiimately 3 months if we raise the

minimum amount. Expenses are based on hosting fees and livestream operations.

How long will you be able to operate the company if you raise your maximum funding goal?

We expect to be able to operate the company for one year if we raise the maximum funding goal. This is based on our current monthly burn rate.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

At this time, the Company has not contemplated any additional capital raises, however, the founder and CEO Isaac Hayes III has contemplated providing additional shareholder loans, lines of credit, or capital contributions to maintain the company.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $20,000,000.00

Valuation Details:

The company determined its valuation based on an analysis multiple factors. First, the company completed a review of similarly situated companies that previously raised money during seed rounds. For example, one competitor in the marketplace - Patreon - raised $2M in a Seed Round in 2013 when the platform had only 2,000 users. We used this in comparison to Fanbase, which in this offering is only raising up to $1,070,000 with but has 14,000 users to date. For a more recent comparison, the company also analyzed a newer social media platform - Clubhouse - which raised $12 Million at a $100M valuation in May of 2020. According to CNBC, the app had 1,500 users at the time of funding. When comparing our valuation per user at the time of raise, our valuation of $20M and 14,000 users is substantially lower than what Patreon or Clubhouse had at the time of their respective raises. In addition, the Company analyzed the value of its product, the application and technology of the business, and the users currently using the app to make its determination.

The company set its valuation internally, without a formal third-party independent

valuation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Operations*
  96.5%
  The money will be used to continue the monthly cost of operations for the platform. Server costs, streaming partner fees, and accounting.

If we raise the over allotment amount of $1,069,996.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  25.0%
  This capital will be used to market and promote the app to onboard users and influencers. Also to create static images and video content for ads and promotion.

- *Company Employment*
  10.0%
  These funds will be used to hire two Customer Service employees for emails, content monitoring and reviews, a fulltime Marketing Director/Strategist and head of music, brand and influencer partnerships.

- *Research & Development*
  55.0%
  Continual development of the platform with a 4 person team for stability, inovation and adding new functionality.

- *Operations*
  6.5%
  These funds will be used for hosting services, 3rd party services, legal and accounting fees.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at fanbase.app (fanbase.app/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/fanbase

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Fanbase Social Media, Inc.

[See attached]

FANBASE SOCIAL MEDIA, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

Fanbase Social Media, Inc.
Index to Financial Statements
(unaudited)

	Pages
Balance Sheets as of December 31, 2019 and 2018	4
Statements of Operations for the Period ended December 31, 2019 and 2018	5
Statements of Stockholders' Equity for the Period ended December 31, 2019 and 2018	6
Statements of Cash Flows for the Period ended December 31, 2019 and 2018	7
Notes to the Financial Statements	8-12

To the Board of Directors of
Fanbase Social Media, Inc.
Atlanta, Georgia

We have reviewed the accompanying financial statements of Fanbase Social Media, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 2, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

September 22, 2020

Los Angeles, CA 90034

3

FANBASE SOCIAL MEDIA, INC.
BALANCE SHEET

	December 31,			
	2019		2018	
ASSETS				
Current assets:				
Cash	$	8,238	$	35,895
Total assets	$	8,238	$	35,895
LIABILITIES AND STOCKHOLDERS' EQUITY				
Stockholders' equity:				
Preferred stock, $0.01 par value, 5,000,000 shares designated, no shares issued or outstanding	$	-	$	-
Class A voting common stock, $0.01 par value, 8,500,000 shares designated, 950,000 and 0 shares issued and outstanding as of December 31, 2019 and 2018		9,500		-
Class B non-voting common stock, $0.01 par value, 1,500,000 shares designated, 50,000 and 0 shares issued and outstanding as of December 31, 2019 and 2018		500		-
Membership interests		-		35,895
Additional paid-in capital		35,895		-
Accumulated deficit		(37,657)		-
Total stockholders' equity		8,238		35,895
Total liabilities and stockholders' equity	$	8,238	$	35,895

See accompanying notes, which are an integral part of these financial statements.

4

FANBASE SOCIAL MEDIA, INC.
STATEMENT OF OPERATIONS

	Year Ended December 31,			
	2019		2018	
Revenue	$	12,616	$	-
Cost of revenue		7,300		-
Gross profit		5,316		-
Operating expenses:				
Research and development		41,722		-
General and administrative		1,250		-
Total operating expenses		42,973		-
Loss from operations		(37,657)		-
Provision for income taxes		-		-
Net loss	$	(37,657)	$	-

See accompanying notes, which are an integral part of these financial statements.

FANBASE SOCIAL MEDIA, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Membership Interests	Preferred Stock Shares	Preferred Stock Amount	Common Stock Class A Voting Shares	Common Stock Class A Voting Amount	Common Stock Class B Non-Voting Shares	Common Stock Class B Non-Voting Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
Balances at April 1, 2018 (inception)	$ -	-	$ -	-	$ -	-	$ -	$ -	$ -	$ -
Member contribution	35,895	-	-	-	-	-	-	-	-	35,895
Balances at December 31, 2018	35,895	-	-	-	-	-	-	-	-	35,895
Conversion from LLC to C corporation	(35,895)	-	-	950,000	9,500	-	-	26,395	-	-
Issuance of common stock	-	-	-	-	-	50,000	500	9,500	-	10,000
Net loss	-	-	-	-	-	-	-	-	(37,657)	(37,657)
Balances at December 31, 2019	$ -	-	$ -	950,000	$ 9,500	50,000	$ 500	$ 35,895	$ (37,657)	$ 8,238

See accompanying notes, which are an integral part of these financial statements.

6

FANBASE SOCIAL MEDIA, INC.

STATEMENT OF CASH FLOWS

| | Year Ended December 31, | | | |
	2019		2018	
Cash flows from operating activities:				
Net loss	$	(37,657)	$	-
Net cash used in operating activities		(37,657)		-
Cash flows from financing activities:				
Proceeds from member contributions		-		35,895
Proceeds from issuance of common stock		10,000		-
Net cash provided by financing activities		10,000		35,895
Net change in cash and cash equivalents		(27,657)		35,895
Cash at beginning of period		35,895		-
Cash at end of period	$	8,238	$	35,895
Supplemental disclosure of cash flow information:				
Cash paid for income taxes	$	-	$	-
Cash paid for interest	$	-	$	-

See accompanying notes, which are an integral part of these financial statements.

FANBASE SOCIAL MEDIA, INC.

NOTES TO FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

Fanbase Social Media LLC was a limited liability company organized under the laws of Delaware on April 1, 2018. On September 30, 2019, the Company converted to a Delaware corporation under the name Fanbase Social Media, Inc. (the "Company"). The Company is a social network application that users can follow other users for free or subscribe to the same user for exclusive photos, video, live and longform content. It provides day one monetization for any user from the start allowing them to be themselves and not just create content to establish a large enough following to get paid from promoting other products and brands. The Company is headquartered in Atlanta, Georgia.

Fanbase is a subscription-based photo, video, live streaming, and long-form content social network that allows users to follow other users for FREE and also subscribe to the same user for a monthly fee to exclusive content they create. The platform monetizes photo, video, Livestream, and long-form content in a social network environment and anyone can be a creator on Fanbase. Subscriptions are bought in packs of 1, 3, or 5 for a monthly recuring subscription fee. Fanbase also provides the ability to like and love content. Likes are free engagement but when you "Love" a post you tip the content creator half a penny. Users also buy "Love" in packs of 100, 500, or 1000 for specific fees to use for loving photos, unlocking exclusive posts one at a time or gifting livestream engagement. Fanbase was created for the next generation. We believe there is no amount of innovation current platforms can do to attract the youth. The younger generation want their own platforms and there will always be a new market for them cause honestly kids don't want to be on the same apps as their parents. Fanbase is the foreseeable future of social media.

2. GOING CONCERN

As of December 31, 2019, the Company has not commenced planned principal operations. The Company's activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, and has sustained net losses of $37,657 for the period ended December 31, 2019. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year is December 31. The accompanying financial statements include the results of operations since the Company's inception in April 2018. The Company had limited operations in 2018.

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts

and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2019, all of the Company's cash and cash equivalents were held at one accredited financial institution.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2019 and 2018. The carrying values of the Company's assets and liabilities approximate their fair values.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company generates revenue by earning a percentage of purchases from users within the Apple app store. Revenue is earned at a point in time as users purchase via the app store.

Cost of Revenue

Cost of revenue represents direct payouts to recipients who have earned the monies from other application users.

Research and Development Costs

Costs incurred in the research and development of the Company's application software are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. There were no potentially dilutive items outstanding as of December 31, 2019.

Recently Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4. **STOCKHOLDERS' EQUITY**

The Company was initially a single member limited liability company who held 100% of the outstanding membership interests. During 2018, the member provided $35,895 in capital contributions.

Upon conversion to a corporation on September 30, 2019, all membership interests were converted to 950,000 Class A voting common shares and $26,395 in additional paid-in capital. The Company's certificate of incorporation authorized the Company to issue a total of 15,000,000 shares of capital stock, par value $0.01, including 5,000,000 shares designated as preferred stock, 8,500,000 shares designated as Class A voting common stock and 1,500,000 shares designated as Class B non-voting common stock.

In December 2019, the Company issued 50,000 shares of Class B common stock for gross proceeds of $10,000.

Each holder of the Class A Voting Common Stock shall be entitled to one vote for each share of Class A Voting Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote; provided that holders of Class A Voting Common Stock shall not be entitled to vote on any amendment to the certificate of that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the certificate of incorporation.

The holders of Class B Non-Voting Common Stock shall have no voting power and shall not be entitled to vote on any matter except as otherwise required by law or as otherwise expressly provided for in the certificate of incorporation. Except as otherwise provided herein, Class B Non-Voting Common Stock shall in all other respects carry the same rights and privileges as Class A Voting Common Stock (including in respect of dividends and in respect of distributions upon any dissolution, liquidation or winding up of the Corporation). The affirmative vote of a majority of the outstanding shares of Class B Non-Voting Common Stock, voting separately as a class, shall be required to amend, alter or repeal any provision of the certificate of incorporation that significantly and adversely affects the powers, preferences or rights of the Class B Non-Voting Common Stock contained herein.

The Board of Directors of the Corporation (the "Board") is hereby expressly authorized to provide, out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional, or other special rights, if any, and any qualifications, limitations, or restrictions thereof, of the shares of such series. The powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

5. **INCOME TAXES**

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. As of December 31, 2019, the Company had had net deferred tax assets before valuation allowance of $9,693, which were all attributable to net operating loss carryforwards.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the period ended December 31, 2019 and no history of generating taxable income. Therefore, a valuation allowances of $9,693 was recorded as of December 31, 2019.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2019, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $37,657.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2019 tax years remain open to examination.

6. **SUBSEQUENT EVENTS**

Management has evaluated subsequent events through September 22, 2020, the date the financial statements were available to be issued.

The company is in the process of launching a crowdfunding campaign on StartEngine Capital, LLC

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


Fanbase
Subscription Social Media





Website   Atlanta, GA   MOBILE   SOCIAL MEDIA

Fanbase is a new subscription-based social network that is helping users monetize their content and earn revenue while also increasing authentic user engagement. Users can grow their following organically with the ability to follow each other for free on the platform, with the option to pay for a subscription to exclusive content at an increased rate, helping users monetize their followings unlike on other platforms.

$78,002 raised ⓘ

133	$20M
Investors	Valuation

$4.00	$256.00
Price per Share	Min. Investment

Common	Equity
Shares Offered	Offering Type

$1.07M	Reg CF
Offering Max	Offering

INVEST NOW

 This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates   Comments   ♡ Follow

Reasons to Invest

- Over 12.7K organic users and 227% user growth in our first year.

- An average margin of over 90%, which we anticipate will increase as we scale.

- A team of seasoned techies, developers, and creatives determined to alter the social media landscape and pay creators what they're worth.

Bonus Rewards

Get rewarded for investing more into Fanbase

$256+
Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this progra

Helping users monetize their social

Helping users monetize their social content

Fanbase is a new frontier of social media, placing subscription-based sharing at the forefront to the benefit of users and creators. By allowing users to monetize their content, they have the opportunity to create consistent monthly revenue via their audience and increase authentic user engagement among their most interested fans. Fanbase users can post all sorts of multimedia and can natively broadcast live content to the platform to connect with audiences in a multitude of ways.

The
FANBASE
Solution
User Monetized Content
Consistent Monthly Revenue
Authentic User Engagement









THE PROBLEM

We believe creators on other platforms are being taken advantage of, with hardly any monetization potential

In our experience, we have seen talented creators and community-builders from popular social media platforms who have gathered large followings but have been unable to adequately monetize their success.

In order to monetize their content, creators have to jump through a lot of hoops and follow certain rules in order to get paid. Even those that do manage fit into this small box, are still not paid well for their talent. In addition, algorithms are always changing and usually working against them which makes things even more difficult for both the creators and advertisers alike.

please see the Offering Summary section below.



Super Early Bird Bonus

Invest within the first week and re additional 10% bonus shares.

0 days 21 hours 19 mins 2 secs

$500+
Investment
Bronze Tier

Early Access to new Fanbase featu the platform and 10,000 loves.

$1,000+
Investment
Silver Tier

Early access to new Fanbase featu the platform and a verified profile 20,000 loves.

$2,500+
Investment
Gold Tier

Early access to new features on th platform and a verified profile and 30,000 loves.

$5,000+
Investment
Platinum Tier

5% bonus shares, early access to r features on the platform, a verifiec profile, and 50,000 loves.

$10,000+
Investment



Investment

Diamond Tier

10% bonus shares, early access to features on the platform, early adc profile badge, 75,000 loves, access private dinner for Diamond level investors with Founder and Execu Team. *Transportation and lodgin included.

FANBASE
We Believe That Traditional Social Media Platforms Profit Off Of Their Users.
But Do They Pay Them?
Pay Per Click
*Facebook ad revenue in 2019 was 70 Billion



(Source)

As more and more of the creative economy consolidates on these platforms, we believe we are entering into a true crisis in which the platforms are getting rich off of the creativity of the users, but own a monopoly on the advertising and data revenue stemming from the online communities.

Although other platforms such as Patreon are attempting to address these issues, we believe users feel they do not provide the ability to grow their following on the platform, leaving those without a current major following on other platforms in the dark. Newer platforms like OnlyFans lean toward mainly adult content, which does not instill confidence in the plethora of creator types out there looking to monetize.

THE SOLUTION

Fusing the monetization with the live interaction of a social network

Fanbase bridges the gap between traditional social platforms with the monetization aspects of other subscription-based applications by giving users the opportunity to do both natively in our application. Users can grow their organic followings and find their audience while also offering subscription paid content for those who want exclusive access.





FANBASE


The Framework Of A Fully Functioning Social Network
+
The Monetiztion Of Patreon And Onlyfans.
Welcome to Fanbase.
Subscription Social Media.
Get Started
Log in

In the time of COVID-19, applications for live concert and festival hosting via our platform and using our ticketing tools have made Fanbase an even more relevant tool.

THE MARKET

Subscription based services are exploding

The subscription video, music, content, and gaming market generated $28 Billion in 2019. On Fanbase, creating a subscriber relationship directly with the users creates the opportunity to tap into all of these markets on one platform.


FANBASE
The Subscription Content Market
$28
Billion
2019
Create content yourself, gain subscribers, and make money.
Get Started
Log in

How Black content creators and consumers drive social media culture

A survey of US social media users by Pew Research shows that :

- On Instagram, the highest number of users are African Americans at 26%

topping White and Hispanic users.

- 26% of people who identify as Black use Twitter.
- Black creators and users on YouTube were polled at 76% running a close second behind Hispanic users at 78%.
- 70% of Black respondents use Facebook.



FANBASE
We Believe Black Culture Drives Social Media Growth, And Others Agree.
"Black culture is culture, and If the top African American artists moved platforms the rest of society would follow."
- Jason Calacanis





How the youth use social media

Much like we have seen with the rise of TikTok, new social platforms are powered by younger-skewing audiences, and we believe the same will be true for our platform, which will not only appeal to the already-successful young creators on other platforms, but to their audience and to the next generation.



FANBASE
Younger Generations Migrate To Newer Social Networks.
12%
15%
30%
41%
Facebook
Instagram
Snapchat
TikTok
Percentage Of U.S. Social Network Users Age 18-24
*Source • U.S. Social Network usage by age 2020 I Statista





OUR TRACTION

Over 12.7K organic users in our Beta

The past two years have been spent on refining our product and technology. Although we have done no marketing to gain users yet, in our first year (November - October) we saw 227% user growth, helping us surpass 12.7K organic users.





Organic Beta Growth Of 12,700 Users.

Over 12.7K organic users and 227% user growth in our first year. (November - October). Also a verified proof of concept with no major raise or marketing capital.

227% Growth With No Marketing.

40% of our users are paying into our platform, with many artists and creators looking to replace lost revenue during COVID.

We believe this early traction has validated our product immensely - moving forward we plan on wide-scale marketing campaigns to grow our user base.





40% Of Users On The Platform Are Paying.

Average spent per paying user on the platform is $6.35

WHAT WE DO

Monetizing multimedia content for users in a social network environment

We give our users a huge range of possibilities for posting different sorts of content and live streams like you would find on other platforms but initiate following tiers that give users the choice between a free, base option, and a higher paid subscription follow for more content.


FANBASE
How To Use Fanbase.
Follow
Follow any users for free.
Subscribe
Subscribe to a user for $3.99
Unlock
Unlock a single post.
Create
Create and gain subscribers.
Earn
Earn money.

There is also the ability to like and love content — 'like' being free engagement and 'love' representing a tip of a half of a penny. Users can buy packs of Love in our store.

THE BUSINESS MODEL

20% of all in-app purchases

Fanbase takes 20% of all in-app purchases from users, including user purchases of 'Love' packs or subscriptions to their favorite creators.


FANBASE
Fanbase Keeps 20% Of All Revenue.
This income comes from in app purchases in the Apple App Store.

We pay out tips and subscriptions to creators at the end of every month.




Users Are Paid The First Of Every Month.

We payout all earned revenue to users the first of every month.

Our average order value is $2.83, our COGD (same as our CAC) is $.25, which will likely decrease as we scale and tap into network effects.

HOW WE ARE DIFFERENT

Social media, content and gamification all in one

Our competition ranges from traditional social networks, which we believe fail to adequately monetize their user's audiences on their own behalf, or subscription-based services like Patreon, which help users monetize audiences from other platforms, but we've seen fail to provide native live streaming and exciting content like other social networks.




Monetize Your Content And Following.

Users keep track of their money in real time.

Follow income growth and track progress on the revenue dashboard. Current Revenue. All-Time Statistics. Engagement



We are a native app with real-time engagement and all of the network effects in place, it's the one-stop-shop for creators looking to find their own unique audience while building a community and drawing in monthly revenue. Because of this, we are also able to send notifications to keep users engaged, unlike our other competitors who have a web app.

Other subscription-based services like OnlyFans allow users to live broadcast in real-time, however, in our view their content skews mainly toward adult content and we are a place for creators of all types.



Fanbase Compared To Similar Products In The Marketplace.

	PATREON	FANBASE	OnlyFans
Has Content Monetization	✔	✔	✔
You Can Live Broadcast Content	✘	✔	✔
Is An Actual Social Network	✘	✔	✘
Is A Full Native App Experience	✘	✔	✘

THE VISION

Merging content and conversation in one place

Currently, we believe that content, conversation, and monetization are all siloed off into discrete containers, but with Fanbase that will all change.

We want Fanbase to be the singular place for a user to log on to watch and subscribe to the favorite creators, and likewise be the ultimate channel for creators to put out content, engage with their community and take in steady revenue.



FANBASE
Everything Is About To Change.
A Singular App For Content And Conversation.
A Singular App To Monetize And Earn.



OUR LEADERSHIP

A diverse range of experiences coming together to change the social landscape

We come from the worlds of tech and design and have an intimate understanding of the ways in which the social ecosystem operates, which is why we were able to ideate on Fanbase and execute a solution capable of changing the lives of creators around the world.

Members of our team have demonstrated success leading large teams and projects from inception to launch. We've worked for Google, Techstars, and Collab Capital, and bring all of these relationships and experiences to this new venture.



A new type of social network

We believe there's a reason why so many social networks have failed in recent years. They have been trying to reinvent the wheel, that is, coming up with some new type of multimedia.

TikTok didn't invent video, they just came up with the greatest algorithm in the world.




Similarly, we aren't creating a new type of content — we're building a new ecosystem that is picking up where others have left off, and forging together the best from the worlds of social networks and monetization platforms.



Meet Our Team



Isaac Hayes III
Chief Executive Officer

Isaac Hayes III is the Founder and Chief Executive Officer of Fanbase. Fanbase is a subscription-based social media platform that helps any user monetize the content they create.

He is a veteran songwriter-producer from Atlanta, Ga., As well as President and C.E.O of Isaac Hayes Enterprises, his late father Isaac Hayes' estate. His broad catalog of writing, producing, and licensing music for TV and film, his extensive experience in social media marketing, and his passion for African American entrepreneurship led him to develop Fanbase.

As CEO of Fanbase, Isaac is the driving force behind the platform's development and future path.





Ramiro Canovas

Chief Technology Officer

Ramiro Canovas is a seasoned



Federico Cardinali

Dev Leader

Federico is our full stack guru



Santiago Nogues

Creative Director

Santiago is our Creative Jedi



Julian Bravo

Coordinator

Julian comes from a very

Ramiro Canovas is a seasoned tech professional with over a decade of experience. He worked in Dell EMC, a top storage company as the Senior Regional Software Specialist and as a partner in MTM Agency, a Georgia-based marketing, and advertising agency, prior to starting his own development agency, ConsultR.

ConsultR empowers organizations to reinvent themselves through creativity, technology, and innovation. His company has helped businesses like Taco Bell, FITTS, Heineken, and Pet Releaf to reach their customers through artfully crafted experiences.

In his role as Chief Technology Officer at Fanbase, he handles all the technology layers of the platform from development to integrations to data analytics. He is a former professional soccer player and avid fan.



Federico is our full-stack guru that manages our API and iOS teams. He has more than 12 years of experience in native developments and works closely with our CTO to architecture the platform and plan technical roadmaps. He loves funko pops and, of course, Star Wars. He is currently part-time in Fanbase working approximately 30 hours a week and spending the rest of the time with ConsultR (part-time)



Santiago is our Creative Jedi that makes sure that our creatives lobes are always working. He has worked with brands such as Samsung, Toshiba, Jaguar among many others. A musician by heart that never stops surprising with his ideas and creative direction for Fanbase. He is currently part-time in Fanbase working approximately 25 hours a week and spending the rest of the time with ConsultR (part-time)



Julian comes from a very extensive agency background having worked with clients such as American Express, Loreal & Telefonica. He is the team guru that puts all the resources together for the machine to work seamlessly and on time. An innate people person that never fails. He is currently part-time in Fanbase working approximately 25 hours a week and spending the rest of the time with ConsultR (part-time)



Offering Summary

Company : Fanbase Social Media, Inc.

Corporate Address : 976 Jefferson St. NW Suite I, Atlanta, GA 30318

Offering Minimum : $10,000.00

Offering Maximum : $1,069,996.00

Minimum Investment Amount (per investor) : $256.00

Terms

Offering Type : Equity

Security Name : Class B Non-Voting Common Stock

Minimum Number of Shares Offered : 2,500

Maximum Number of Shares Offered : 267,499

Price per Share ﹕ $4.00

Pre-Money Valuation ﹕ $20,000,000.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 15% bonus shares

Super Early Bird Bonus

Invest within the first week and receive additional 10% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an additional 5% bonus shares

Amount-Based Perks:

$500+ | Bronze Tier

Early Access to new Fanbase features on the platform and 10,000 loves to use on Fanbase.

$1,000+ | Silver Tier

Early access to new Fanbase features on the platform, a verified profile, and 20,000 loves to use on Fanbase.

$2,500+ | Gold Tier

Early access to new features on the platform, a verified profile, and 30,000 loves to use on Fanbase.

$5,000+ | Platinum Tier

5% bonus shares, early access to new features on the platform, a verified profile, and 50,000 loves to use on Fanbase.

$10,000+ | Diamond Tier

10% bonus shares, early access to new features on the platform, early adopter profile badge, 75,000 loves, and access to a private dinner for Diamond level investors with Founder and Executive Team. *Transportation and lodging not included.

All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

Fanbase Social Media, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $4.00 / share, you will receive 110 shares of Class B Non-Voting Common Stock, meaning you'll own 110 shares for $4.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Fanbase to get notified of future updates!

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Shabetay Birbragher SE OWNER 1 INVESTMENT 17 hours ago

Great idea and execution!

There are details that are missing to your app but I understand that you are just starting...

However, 12k users is nothing, and a 20M valuation is alot.

1. How can you explain this valuation?
2. What is your future business plan on getting more users?

> **Isaac Hayes III** - Fanbase 4 hours ago
>
> Hey Shabetay,
>
> Thanks for your question. For our valuation, we had to qualify that by similar products in the marketplace.
>
> We completed a review of similarly situated companies that previously raised money during seed rounds. For example, one competitor in the marketplace - Patreon - raised $2M in a Seed Round in 2013 when the platform had only 2,000 users. We used this in

in a Seed Round in 2013 when the platform had only 2,000 users. We used this in comparison to Fanbase, which in this offering is only raising up to $1,070,000 but has 14,000 users to date.

For a more recent comparison, the company also analyzed a newer social media platform - Clubhouse - which raised $12 Million at a $100M valuation in May of 2020. According to CNBC, the app had 1,500 users at the time of funding. When comparing our valuation per user at the time of raise, our valuation of $20M and 14,000 users is substantially lower than what Patreon or Clubhouse had at the time of their respective raises.

In addition, we have verified proof of concept in our revenue model when Clubhouse has to find a way to make revenue.

As far as our plan to acquire users, we have multiple plans of action to do so. The very nature of users making revenue on the platfrom propigates it to other users. There are also some business-to-consumer funcionality that we cannot reveal for matters of secrecy but we are confident in our future ability to acquire users.

Hope this answers all of your questions.

Isaac

Kenneth Alan Jackson, Jr.   `2 INVESTMENTS`   4 days ago
Very interesting proposition. I've been wondering for a while when someone would innovate the payment models causing so much consternation among creators. Do you have any public videos demo-ing the app's features? As an Android user, there's currently no way for me to experience it directly.

> **Isaac Hayes III**   **- Fanbase**   3 days ago
> Hey Kenneth, Thanks for reaching out. Yes, we are working on demo videos for the platforms features. We are using this raise to build the android version as well. When they are completed we will definitely share.

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©2020 All Rights Reserved

f   y   ⊡   in

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video Transcript

One thing's for sure now more than ever content creators deserved to get paid

And guess what? We're all content creators.

And now there's Fanbase.

The new subscription social network.

Fanbase delivers the complete native app experience, with full content monetization

No algorithms that slow your engagement or growth, and no ads.

Follow anyone for Free plus subscribe directly to your favorite creators and brands for 3.99 a month

Or make a Fanbase page and monetize your content the same way.

Finally, connect with your following by posting the amazing content you already create AND now get paid for it.

It's time to energize and monetize.

Cause everyone's a fan of something and everyone has a fanbase.

END

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE RESTATED CERTIFICATE OF "FANBASE SOCIAL MEDIA,

INC.", FILED IN THIS OFFICE ON THE TWENTIETH DAY OF OCTOBER,

A.D. 2020, AT 5:10 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

7635187 8100

SR# 20207935025

Authentication: 203917167

Date: 10-22-20

You may verify this certificate online at corp.delaware.gov/authver.shtml

FANBASE SOCIAL MEDIA, INC.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

Fanbase Social Media, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "DGCL"), hereby certifies as follows:

1.   The name of this corporation is Fanbase Social Media, Inc. The corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on October 1, 2019, and a Certificate of Correction was filed with the Secretary of State of the State of Delaware on October 8, 2019, pursuant to Section 103 of the DGCL.

2.   The Amended and Restated Certificate of Incorporation in the form of Exhibit A attached hereto has been duly adopted in accordance with the provisions of Sections 242, 245 and 228 of the DGCL.

3.   The text of the Certificate of Incorporation as heretofore corrected is hereby amended and restated to read in its entirety as set forth in Exhibit A attached hereto.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been signed this October 5, 2020.

FANBASE SOCIAL MEDIA, INC.

By: /s/ Isaac Hayes III
Name: Isaac Hayes III
Title: President

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:10 PM 10/20/2020
FILED 05:10 PM 10/20/2020
SR 20207935025 - File Number 7635187

**AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
FANBASE SOCIAL MEDIA, INC.**

1.   The name of the corporation is Fanbase Social Media, Inc. (the "Corporation").

2.   The address of the registered office of the Corporation in the State of Delaware is 850 New Burton Road, #201, in the City of Dover, County of Kent, Zip Code 19904. The name of the registered agent of the Corporation in the State of Delaware at such address is Cogency Global, Inc.

3.   The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "DGCL").

4.   The total number of shares of all classes of stock that the Corporation shall have authority to issue is 75,000,000 shares of capital stock, divided into classes as follows:

CLASS	NUMBER OF SHARES	PAR VALUE
Class A Voting Common Stock	42,500,000	$0.01
Class B Non-Voting Common Stock	7,500,000	$0.01
Preferred Stock	25,000,000	$0.01

Each holder of the Class A Voting Common Stock shall be entitled to one vote for each share of Class A Voting Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote; provided, however, that except as otherwise required by law, holders of Class A Voting Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate Incorporation (including any amendment to designate the terms of any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any amendment to designate the terms of any series of Preferred Stock) or pursuant to the DGCL.

The holders of Class B Non-Voting Common Stock shall have no voting power and shall not be entitled to vote on any matter except as otherwise required by law or as otherwise expressly provided for in this Certificate of Incorporation. Except as otherwise provided herein, Class B Non-Voting Common Stock shall in all other respects carry the same rights and privileges as Class A Voting Common Stock (including in respect of dividends and in respect of distributions upon

any dissolution, liquidation or winding up of the Corporation). Notwithstanding the foregoing, and in addition to any other vote required by law, the affirmative vote of a majority of the outstanding shares of Class B Non-Voting Common Stock, voting separately as a class, shall be required to amend, alter or repeal (including by merger, consolidation or otherwise) any provision of this Certificate of Incorporation that significantly and adversely affects the powers, preferences or rights of the Class B Non-Voting Common Stock contained herein.

5. The Board of Directors of the Corporation (the "Board") is hereby expressly authorized to provide, out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional, or other special rights, if any, and any qualifications, limitations, or restrictions thereof, of the shares of such series. The powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

6. Unless and except to the extent that the bylaws of the Corporation (the "Bylaws") shall so require, the election of directors of the Corporation need not be by written ballot.

7. Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under § 291 of Title 8 of the DGCL or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under § 279 of Title 8 of the DGCL order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

8. In furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to adopt, amend or repeal the Bylaws or adopt new Bylaws without any action on the part of the stockholders; provided that any Bylaw adopted or amended by the Board, and any powers thereby conferred, may be amended, altered or repealed by the stockholders.

9. The Corporation shall have the right, subject to any express provisions or restrictions contained in this Certificate of Incorporation or the Bylaws, from time to time, to amend, alter or repeal any provision of the Certificate of Incorporation in any manner now or hereafter provided by law, and all rights and powers of any kind conferred upon a director or

stockholder of the Corporation by the Certificate of Incorporation or any amendment thereof are conferred subject to such right.

10.   Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the Certificate of Incorporation or the Bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

11.   To the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director. No amendment to, modification of, or repeal of this Eleventh Article shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

12.   The Corporation shall indemnify, advance expenses and hold harmless, to the extent permitted by the DGCL as it presently exists or may hereafter be amended from time to time, any person (a "Covered Person") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding") by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except for claims for indemnification (following the final disposition of such Proceeding) or advancement of expenses not paid in full, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board. Any amendment, repeal or modification of this Twelfth Article shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.